UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 ________________________

FORM 6-K

 _________________________

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number: 001-38376

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Central Puerto S.A.
(Exact name of registrant as specified in its charter)

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Port Central S.A.

(Translation of registrant’s name into English)

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Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐   No ☒

 CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 21, 2023	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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City of Buenos Aires, March 20, 2023

Subject: Material news.

Dear Mr./Mrs.,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”).

As informed through material news dated February 17, 2023 (“HR 17/02/23”), Proener S.A.U. (“Proener”), a subsidiary of the Company, entered into a shares purchase and sale contract with Enel Argentina S.A. (“Enel Argentina”) and Enel Américas S.A. (“Enel Américas”) whereby (i) Enel Américas agreed to sell Proener its interest in Inversora Dock Sud S.A. (“IDS”), and (ii) Enel Argentina agreed to sell Proener its interest in Central Dock Sud S.A. (“CDS”) (the “Transaction”), subject to certain precedent conditions, which include that IDS and CDS shareholders shall not exercise their preemptive right.

Within the context of the foregoing, it is informed Proener was informed by Enel Argentina and Enel Américas that YPF Energía Eléctrica S.A. and Pan American Sur S.A. have informed their intention to exercise their preemptive right regarding the shares subject matter of the Transaction.

With no further business at present, I remain sincerely yours,

Leonardo Marinaro Head of Market Relations Central Puerto S.A.

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